July 1, 2011
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Craig Wilson, Senior Assistant Chief Accountant

Re:	Vocus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011 File No. 000-51644
Dear Mr. Wilson:
On behalf of Vocus, Inc. (the “Company”), the Company hereby requests an extension of time to respond to the Staff’s letter dated June 3, 2011 relating to the above referenced filing. Certain of the Company’s personnel whose input is necessary in order to fully consider and respond to the Staff’s comments are out of the country on Company business until July 5, 2011. In addition, the Company’s second quarter ended on June 30, 2011 and is in the process of closing the books for the quarter as well as preparing the earnings release and Form 10-Q. Since the personnel involved in that process will also be involved in preparing the response, the Company has requested an extension of time to respond to the Comment Letter. The Company intends to submit its response to the Staff no later than July 19, 2011. Thank you for your consideration in this matter.
Please do not hesitate to call me (301) 683-6002 should have any questions.

Sincerely,
/s/ Stephen Vintz
Stephen Vintz
Chief Financial Officer and Executive Vice President

cc:	Richard Rudman, Chief Executive Officer, President and Chairman, Vocus, Inc. Jason Simon, Greenberg Traurig, LLP Rene Salas, Ernst & Young LLP